FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

OMB Number: 3235-0287

Expires: January 31, 2005

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☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer

1. Name and Address of Reporting Person*

de Brier　　　　　Donald　　　　P.
(Last)　　　　　(First)　　　　(Middle)

Occidental Petroleum Corporation
10889 Wilshire Boulevard
(Street)

Los Angeles　　　　California　　　　90024
(City)　　　　(State)　　　　(Zip)

2. Issuer Name **and** Ticker or Trading Symbol
Occidental Petroleum Corporation
OXY

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year
07/17/2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

___ Director　　　　___ 10% Owner
_X_ Officer (give title below)　　　___ Other (specify below)

Executive Vice President, General Counsel and Secretary

7. Individual or Joint/Group Filing (Check Applicable Line)

_X_ Form filed by One Reporting Person

___ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2a. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3a. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee stock option (right to buy)	$26.4300	07/17/02		A	V	125,000		(1)	07/17/12	Common Stock	125,000		125,000	D	
Phantom stock units	1-for-1	07/17/02		A(2)	V	39,314		(3)	(3)	Common Stock	39,314	$26.4300	62,293	D	

Explanation of Responses:

(1) The option vests in three equal annual installments beginning on July 17, 2003.

(2) Grant of restricted stock units pursuant to the Occidental Petroleum Corporation 2001 Incentive Compensation Plan.

(3) Phantom restricted stock units to be settled for common stock upon retirement or termination of employment.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on of which must be manually signed.
        If space is insufficient, *see* Instruction 6 for procedure.

/s/ CHRISTEL H. PAULI	October 11, 2002
**Signature of Reporting Person	Date
Christel H. Pauli, Attorney-in-Fact for Donald P. de Brier	

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.